

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

<u>Via E-mail</u>
Mr. Richard A. Roman
Chief Executive Officer
Northwest Pipe Company
5721 SE Columbia Way, Suite 200
Vancouver, WA 98661

     RE: **Northwest Pipe Company**
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed April 27, 2012
          File No. 000-27140

Dear Mr. Roman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Terence O'Brien

          Terence O'Brien
          Accounting Branch Chief